SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET

SUITE 1750, P.O. BOX 258

TORONTO, ONTARIO

M5K IJ5

________

TEL: (416) 777-4700

FAX: (416) 777-4747

www.skadden.com

March 20, 2007

Via EDGAR

Ms. Jill Davis

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 40-F for the fiscal year ended December 31, 2005 of Gammon Lake Resources Inc.

(File No. 001-31739)

Dear Ms. Davis:

This letter sets out the response of Gammon Lake Resources Inc., a corporation organized under the laws of Quebec (the “Company”), to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated March 6, 2007 (the “Comment Letter”) with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the “Form 40-F”), filed with the Commission on April 3, 2006 via EDGAR. The Company will file an amendment to the Form 40-F following the Staff’s review of the responses contained in this letter.

For the convenience of the Staff, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

U.S. Securities and Exchange Commission

March 20, 2007

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 16. Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 24

a)	Mineral Properties and Related Deferred Costs, page 27
1.

We note your response to comment two of our letter dated February 15, 2007. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of a project’s development. Please specify the types of exploration activities that have the characteristics of property, plant and equipment. In addition, please clarify if you capitalize exploration costs upon determining additional proven and probable mineral reserves. We may have further comment.

Upon further review the Company agrees that these costs are classified as exploration costs for U.S. GAAP purposes and will make the adjustment to expense them accordingly.

The Company will be filing its fiscal 2006 financial statements on March 30, 2007, and proposes to restate the fiscal 2005 comparative figures in its fiscal 2006 annual filings.

In connection with this response letter, the undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please telephone the undersigned or Eric Spindel at 416-777-4700 if you have any questions or need additional information.

Yours very truly,

/s/ Riccardo Leofanti

Riccardo Leofanti

U.S. Securities and Exchange Commission

March 20, 2007

cc:	John Cannarella (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Fred George (Gammon Lake Resources – Chairman and President)
Colin Sutherland (Gammon Lake Resources – Chief Financial Officer)
John Turner (Fasken Martineau DuMoulin LLP)
Eric Spindel (Skadden, Arps, Slate, Meagher & Flom LLP)